

October 25, 2012

Via E-mail
Steven E. Nell
Executive Vice President and Chief Financial Officer
BOK Financial Corporation
Bank of Oklahoma Tower
P.O. Box 2300
Tulsa, Oklahoma 74192

> **Re: BOK Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 000-19341**

Dear Mr. Nell:

We have reviewed your response dated September 28, 2012. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 6

1.   We note your response to prior comment 1. However, risk factor disclosure should provide enough detail to enable an investor to understand the magnitude of the risk and the potential consequences. Rather than providing a cross-reference to disclosure elsewhere in your filing, please expand your disclosure to provide the quantitative information requested in our original comment.

Notes to Consolidated Financial Statements, page 75

Note 1 – Significant Accounting Policies, page 75

Allowance for Loan Losses and Off-Balance Sheet Credit Losses, page 78

2.   In your response to prior comment 4 you confirmed that you do not consider recoveries in your estimation of historical loss rates. Please tell us how you considered whether historical gross loss rates were more reflective of your incurred loss experience than historical net loss rates, particularly given the trends in your recoveries as a percentage of gross charge-offs for your entire loan portfolio as well as with respect to specific loan classes.

Definitive Proxy Statement on Schedule 14A, filed March 15, 2012

Compensation Discussion and Analysis, page 24

Components of Executive Compensation, page 29

3.   We note that you have not addressed the portion of prior comment 8 that requested you disclose the elements of corporate and individual performance considered by the Committee in determining base salary amounts. Please expand your disclosure to address our comment completely. Please also ensure that your revised disclosure describes what "extensive responsibilities" and "exceptional financial results" the Committee considered as part of its decision to set base salaries for Messrs. Bradshaw and Ellinor that deviated from the 10% range.

Annual Incentive Bonus, page 30

4.   Please address the portion of prior comment 9 that requested you explain how the chief executive officer determines the percentages of base salaries that are used as Business Unit Annual Incentive Bonus target opportunities (i.e., whether the percentages you have disclosed in your response are fixed amounts, or if the chief executive officer determines the amounts each year, subjectively or otherwise).

You may contact Sasha Pechenik at (202) 551-3541 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director